December 22, 2025	510 Burrard Street, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities
NASDAQ Exchange

Subject: HIVE DIGITAL TECHNOLOGIES LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	January 16, 2026
Record Date for Voting (if applicable) :	January 16, 2026
Beneficial Ownership Determination Date :	January 16, 2026
Meeting Date :	March 05, 2026
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	433921103	CA4339211035

Sincerely,

Computershare

Agent for HIVE DIGITAL TECHNOLOGIES LTD.